EXHIBIT 99.1

 Rawkin Bliss, LLC

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

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Pritchett, Siler & Hardy, P.C.

1438 North Highway 89, Ste. 130

Farmington, UT 84025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Rawkin Bliss, LLC

We have audited the accompanying balance sheets of Rawkin Bliss, LLC., (“the Company”) as of December 31, 2016 and December 31, 2015, and the related statements of operations, members equity(deficit), and cash flows for each of the years in the two year period ended December 31, 2016 and December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rawkin Bliss, LLC., as of December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2016 and December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered net losses since inception and has accumulated a significant deficit. These factors raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Pritchett, Siler & Hardy, P.C.

Farmington, UT

June 26, 2017

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Rawkin Bliss, LLC

Balance Sheets

	December 31, 2016	December 31, 2015
ASSETS
Current Assets
Net assets of discontinued operations	-	20,118
Total Current Assets	-	20,118

TOTAL ASSETS	$-	$20,118

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)
Current Liabilities
Net liabilities of discontinued operations	$-	$-
Total Current Liabilities	-	-

TOTAL LIABILITIES	-	-

MEMBERS' EQUITY (DEFICIT)
Members' equity	-	20,118
TOTAL MEMBERS' EQUITY (DEFICIT)	-	20,118
TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT)	$-	$20,118

The accompanying notes are an integral part of these audited financial statements

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Rawkin Bliss, LLC

Statements of Operations

	Year Ended
	December 31,
	2016	2015

INCOME (LOSS) FROM CONTINUED OPERATIONS	-	-

INCOME (LOSS) FROM DISCONTINUED OPERATIONS	(20,118)	(113,682)
NET INCOME (LOSS)	(20,118)	(113,682)

The accompanying notes are an integral part of these audited financial statements

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Rawkin Bliss, LLC

Statements of Members’ Equity (Deficit)

	Members' equity	Accumulated Deficit	Total

Balance – December 31, 2014	$134,685	$(885)	$133,800
Net loss	-	(113,682)	(113,682)
Balance - December 31, 2015	$134,685	$(114,567)	$20,118
Net loss	-	(20,118)	(20,118)
Balance - December 31, 2016	$134,685	$(134,685)	$-

The accompanying notes are an integral part of these audited financial statements

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Rawkin Bliss, LLC

Statements of Cash Flows

	Year Ended
	December 31,
	2016	2015

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) from continuing operations	$-	$-
Net income (loss) from discontinued operations, net of tax expense	(20,118)	(113,682)
Changes in operating assets and liabilities:
Change in Assets (Liabilities) from discontinued operations	20,118	85,697
Net cash provided by (used in) operating activities	-	(27,985)

CASH FLOWS FROM INVESTING ACTIVITIES
Investing activities from discontinued operations	246,140	(7,060)
Net cash provided by (used in) investing activities	246,140	(7,060)

CASH FLOWS FROM FINANCING ACTIVITIES
Financing activities from discontinued operations	(323,726)	11,270
Net cash provided by (used in) investing activities	(323,726)	11,270

Net increase (decrease) in cash and cash equivalents	(77,586)	(23,775)
Cash and cash equivalents - beginning of period	77,586	101,361
Cash and cash equivalents - end of period	$-	$77,586

The accompanying notes are an integral part of these audited financial statements

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Rawkin Bliss LLC

Notes to the Financial Statements

December 31, 2016 and 2015

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Rawkin Bliss LLC (the “Company”) was incorporated in the State of Florida on March 19, 2014. The Company’s fiscal year end is December 31.

The Company sold organic and health food drinks and foods online and through its retail locations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going concern

The accompanying financial statements were prepared on a going concern basis, which contemplated the realization of assets and the satisfaction of liabilities in the normal course of business. As of December 31, 2016, the Company has discontinued all operations, and currently does not have any on-going operations.

Basis of Presentation

The financial statements and related disclosures have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The financial statements have been prepared using the accrual basis of accounting in accordance with Generally Accepted Accounting Principles (“GAAP”) of the United States.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents. As of December 31, 2016 and 2015 the Company had $0 and $77,586 cash and cash equivalents, respectively.

Fair Value of Financial Instruments

As required by the Fair Value Measurements and Disclosures Topic of the Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”), fair value is measured based on a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The Company's financial instruments consist primarily of cash, prepaid expenses, accounts payable and accrued expenses, and shareholder’s loan. The carrying amounts of such financial instruments approximate their respective estimated fair value due to the short-term maturities and approximate market interest rates of these instruments.

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Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Related Parties

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions.

Prepaid and Deposits

Prepaid and deposits balances relate to security deposits for future restaurant leases, and deposits on fixed assets to be used in future operations. The prepaid balances and deposits will be amortized as the related expense is incurred.

Property, plant and equipment

Property and equipment are stated at cost. Depreciation is computed on the straight-line method. The depreciation and amortization methods are designed to amortize the cost of the assets over their estimated useful lives, in years, of the respective assets as follows:

Equipment	5 Years

Furniture and Fixtures	5 Years

Leasehold Improvement	3 Years

Maintenance and repairs are charged to expense as incurred. Improvements of a major nature are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any gains or losses are reflected in income.

The long-lived assets of the Company are reviewed for impairment in accordance with ASC No. 360, “Property, Plant and Equipment” (“ASC No. 360”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2016 and 2015, no impairment losses have been identified.

Revenue Recognition

The Company will recognize revenue from the sale of products and services in accordance with ASC 605, "Revenue Recognition", only when all of the following criteria have been met:

i)	Persuasive evidence for an agreement exists;
ii)	Service has been provided;
iii)	The fee is fixed or determinable; and,
iv)	Collection is reasonably assured.

Income Taxes

From inception to December 31, 2016, the Company operated as a limited liability partnership, and therefore the Company was not subject to income taxes from inception through the period ending December 31, 2016, as taxes were attributed directly to the owners.

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Recently Issued Accounting Pronouncements

In January 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) 2016-01, which amends the guidance in U.S. GAAP on the classification and measurement of financial instruments. Changes to the current guidance primarily affect the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the ASU clarifies guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The new standard is effective for fiscal years and interim periods beginning after December 15, 2017, and upon adoption, an entity should apply the amendments by means of a cumulative-effect adjustment to the balance sheet at the beginning of the first reporting period in which the guidance is effective. Early adoption is not permitted except for the provision to record fair value changes for financial liabilities under the fair value option resulting from instrument-specific credit risk in other comprehensive income.

In February 2016, the FASB issued ASU No. 2016-02 Leases (Topic 842) intended to improve financial reporting around leasing transactions. The ASU affects all companies and other organizations that lease assets such as real estate, airplanes, and manufacturing equipment. The ASU will require organizations that lease assets - referred to as "lessees"- to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. For public companies, the standard is effective for fiscal years beginning after December 15, 2018 and interim periods therein. Earlier adoption is permitted for any annual or interim period for which financial statements have not yet been issued.

In August 2015, the FASB issued ASU No. 2015-14, Revenue From Contracts With Customers (Topic 606)." The amendments in this ASU defer the effective date of ASU 2014-09. Public business entities should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period.

The Company has reviewed all other recently issued, but not yet effective, accounting pronouncements and does not believe the future adoption of any such pronouncements may be expected to cause a material impact on our financial statements.

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT

	December 31, 2016	December 31, 2015
Equipment	$-	$40,957
Furniture	-	31,720
Leasehold improvement	-	217,279
Less accumulated depreciation	-	(149,320)
	$-	$140,636

During the year ended December 31, 2016 and 2015, the depreciation expense was $54,530 and $86,688, respectively.

NOTE 4 - NOTES PAYABLE

The Company had the following notes payable outstanding as of December 31, 2016 and 2015:

	Year Ended December 31,
	2016	2015
Note Payable	$-	$300,000
Less: current portion	-	(300,000
Long-term note payable	$-	$-

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NOTE 5 - INCOME TAXES

From inception to December 31, 2016, the Company operated as an LLC, in which taxable income or losses are passed through and paid for by the Company’s members. Accordingly, no income tax provision has been recorded as of December 31, 2016, or 2015.

NOTE 6 - DISCONTINUED OPERATIONS

On October 24, 2016, the Company entered into an agreement with Hip Cuisine, Inc. to sell substantially all of its assets to Hip Cuisine, Inc. to acquire the assets of the Company in exchange for assuming liabilities of the Company in the amount of $300,000. Final closing of the transaction was finalized and was officially completed on December 15, 2016, when Hip Cuisine, Inc. effectively took control of the assets and liabilities. Upon completion of the disposal of assets and liabilities, the Company recognized a $37,894 gain on disposal. Additionally, during the period from January 1, 2016 through December 15, 2016, the Company incurred a loss from operations of the discontinued operations of $58,012.

The following table shows the value of assets and liabilities divested:

Assets
Cash and cash equivalents	$103,293
Prepaid and deposits	5,000
Property, plant and equipment, net	166,000
Total Assets	274,293

Liabilities
Accounts payable and accrued liabilities	(12,187)
Note payables	(300,000)
Total Liabilities	(312,187)
Gain on disposal	$37,894

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